UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K of SMX (Security Matters) Public Limited Company (the “Company”) attached as Exhibit 99.1 updates to (a) the audited consolidated financial statements and related notes of the Company as of and for the fiscal year ended December 31, 2024 included in the Company’s Form 20-F, as amended, filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2025, to reflect the subsequent 1:7, 1:10.89958 and 1:8 reverse stock splits, which went effective on August 7, 2025, October 23, 2025, and November 18, 2025, respectively, and (b) the unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended June 30, 2025, included in the Company’s Report on Form 6-K filed with the SEC on August 29, 2025, to reflect the subsequent 1:7, 1:10.89958 and 1:8 reverse stock splits, which went effective on August 7, 2025, October 23, 2025, and November 18, 2025, respectively.

Exhibit No.	Description

99.1	Consolidated Audited Financial Statements as of December 31, 2024 and Unaudited Financial Statements as of June 30, 2025

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer